

Xcite Interactive, Inc.
www.gcmvp.com

Presentation to Interested Parties

Q3 2019

AGREEMENT NOT TO DISCLOSE

Any party receiving this presentation must carefully read this information prior to reviewing the presentation materials. Your review of the information in this presentation is a consent to be bound by the non-disclosure terms outlined below.

Disclosing Party: Xcite Interactive, Inc.
Recipient: An individual who is in receipt of this presentation (in <u>any</u> format)

Recipient acknowledges that he/she is in possession of Confidential Information (defined below) related to the proposed business transaction ("Transaction") described herein. Recipient also acknowledges that he/she may receive additional Confidential Information related to the Transaction that is provided separately from this presentation. Recipient agrees that <u>all</u> Confidential Information received in conjunction with the proposed Transaction is covered by the terms below.

<u>Recipient agrees as follows:</u>

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2. Recipient will use any Confidential Information disclosed to the Recipient solely to assess the Transaction. Recipient agrees to keep confidential and protect the confidentiality of such Confidential Information with the same degree of care with which Recipient protects the confidentiality of its own confidential information, but in no event with less than a reasonable degree of care. Recipient may disclose Confidential Information to its directors, officers, affiliates or advisors ("Representatives") to assess their potential investment and will inform the Representatives that all information is confidential. Recipient shall not make any copies of the Confidential Information except as needed for assessing the Transaction. At the request of Disclosing Party, Recipient shall return all Confidential Information (including any copies) or certify the destruction thereof.

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8. The validity, construction and enforceability of this Agreement shall be governed in all respects by the law of the State of Colorado.

Xcite Interactive, Inc. ("Xcite" or the "Company") has prepared this presentation, which is meant to be a summary and does not constitute an offer to sell or a solicitation of any offer to buy or sell any securities.

Risk of Loss

The investment described herein is speculative. Investors may incur substantial losses on their investment.

Limited Liquidity

This investment provides limited liquidity. Interests are not freely transferable. A secondary market for the investment does not exist and one is not expected to develop.

Further Questions

For any additional information or questions please contact Bud Noffsinger at 970 672 7606 or email at bud@gcmvp.com.

This presentation may not be copied, forwarded or otherwise redistributed, either privately or publicly, without the prior written consent of Xcite Interactive, Inc.

In Brief

Xcite Interactive, Inc. is seeking investors for its next phase of growth

Sports teams and other entertainment providers face a major
challenge – and opportunity – to keep audiences fully engaged during an event

Xcite Interactive, Inc. is a multimedia, production and interactive gaming company
that creates interactive experiences for fans and audiences across several strategic markets

The company currently produces "In-Game" fan experience content
for over 120 professional sports teams

Xcite Interactive's offerings are highly scalable and leverageable

Executive Summary

Xcite Interactive, LLC Seeks Capital
→ The Company believes that its success to date can be significantly leveraged by partners with additional resources. Capital contribution to date is $1,310,000.

Xcite Interactive Has Created a "Moat" in Less than 4 Years of Operation
→ The Company is producing content for over 120 clients, including teams in all 4 major sports (MLB, NFL, NBA, NHL)
→ Their content has reached over 500 million fans

What Xcite Interactive Does
→ Provides in-stadium interactive digital content for fans and audiences to enhance the in-game fan experience
→ Helps sports teams and other entertainment providers to keep audiences fully engaged
→ Allows teams to include marketing tie-ins and create other revenue opportunities by using Xcite Interactive products

Why Seek an Investing Partner Now
→ The Company's founders believe that they have proven their business model. With the right strategic and financial partners, Xcite Interactive can grow to a billion dollar enterprise that dominates in-stadium interactive entertainment on a global basis

Xcite Interactive

Value Proposition

→ Xcite Interactive produces digital media in interactive game and other formats to keep smartphone-obsessed crowds engaged on a collective basis, enhancing the fan experience for Xcite Interactive's customers and providing those customers ways to increase revenue

Product Offerings

→ 42 customizable two-screen interactive games, with new games constantly being added to the library

→ FanCam, Flashpoint, Predictive Gaming Platform (PGP), Social Wall, and other proprietary interactive crowd products

→ Marketing analytics, data collection and sharing products

→ Other innovative digital media content, products, and services to enhance the team experience

Pricing

→ Licensing model that allows for the Company to have a HIGH-MARGIN RECURRING REVENUE STREAM

→ Helps their customers both increase fan engagement and create additional revenue

History

→ Founded in October 2014 by two entrepreneurs with extensive multimedia experience in movies, television, interactive games, sporting events and other entertainment venues

Company Milestones



Company Founded
- Oct 2014

1st Generation Interactive Game Launched
- Oct 2015

3 NHL Teams Using Interactive Games
- Dec 2015

2nd Generation (Mobile) launch 10 new Interactive Games
- Apr 2016

20 Teams using Interactive Games
- Dec 2016

Company raised $660k of Outside Growth Capital
- Apr 2017

Company Launched "Fan Filter" Interactive
- Apr 2017

3rd Generation (Graphics) launch - 28 Interactive Games
- Jul 2017

Signed league wide contract with Canadian Football League
- Oct 2017

90+ Teams using Interactive Games. 100th Fan Filter Installed
- April 2018

Company Launched "FLASHPOINT" Interactive
- June 2018

Australia BBL league contract, first over-seas league-wide contract
- November 2018

Company ends 2018 with 75% revenue growth over 2017
- December 2018

Company launches "Predictive Gaming Platform"
- February, 2019

Company closes agency deals in France, England, and Japan
- 2019

The Opportunity

Leverage first-mover advantage and team connections and ex to build out robust platform

TODAY  **OPPORTUNITY**



→ 120+ Clients
→ 60 million fans
→ 35 products



→ Global reach
→ Billions of fans
→ Massive product library
→ Interactive Gaming Model

Current Customer Base

Nearing 80 teams across NBA, MLB, NFL, NHL, NCAA, CFL, BBL and MLS

Other industry clients include Rodeos, Cruise Lines, Movie Theaters & Concerts



Potential New Markets





















PGA TOUR

NASCAR

NTRA

ICC CRICKET WORLD CUP 2019

ERA
هيئة الامارات لسباق الخيل
EMIRATES RACING AUTHORITY

IIHF

WSH
WORLD SERIES HOCKEY

LaLiga

NRL

PREMIER LEAGUE

In-Game Fan Experience

10 years ago



Today



In-Game Fan Experience

Smartphone-obsessed fans ALREADY ARE looking at their devices during in-stadium downtime.

Xcite Interactive addresses the issue of how to use those phones for a team's benefit.



Typical NFL Game Broadcast
3 hours 12 minutes

60 minutes of playing time

The rest of the broadcast also includes 20 commercial breaks, which make up about 1 hour of the broadcast time

Product Offerings

- ✓ **Interactive Games**
  - 42 games in library through July, 2019

- ✓ **Fan Filter**
  - 100s of custom logos
  - Holiday filter packages

- ✓ **Interactive Noise Meter**
  - Phone acts as noise meter at events

- ✓ **Flash Point**
  - Color schema synchronized on phone
  - Replaces LED bracelets

- ✓ **Virtual & Augmented Reality Experience**
  - First Person Experience
  - Diorama / Concourse
  - Interactive
  - Cataloging

- ✓ **Predictive Gaming Platform**
  - Purchased by NFL
  - Allows fans to wager "Fan Bucks" on game outcomes

- ✓ **Event Production**

Game Example: Tug of War

Fans go toe-to-toe in a virtual battle of strength between 2 worthy opponents

- → Competitors can be represented by team mascots, cars, food - almost anything imaginable

Fans choose which contestant they're "pulling for" on their mobile device

- → Competitors watch as a scoreboard countdown clock signals the start of each game

Fans throughout the arena swipe/press their mobile devices to gain the competitive advantage

- → Game objects are tugged back and forth on the scoreboard display responding to crowd engagement

Victory comes with the option of prize fulfilment for members of the winning team

- → It's a fan favorite that can be easily customized to serve the needs of participants and sponsors

CHECK IT OUT



www.gcmvp.com/tug-of-war



PEPSI TUG OF WAR
pepsi
PLAYER
FANS
Mtn Dew
PLAYER
FANS
CENTER
pepsi

Game Example: Fan Feud

Just like the popular TV game show: a contestant is asked to name the most popular responses to a question on a familiar topic

→ Fans in the audience participate by offering their best guesses to the same question

SCORE
50
FAN FEUD
ANSWER 01
10
ANSWER 02
40
Name something that some people just cannot hold onto.
TIMER
GUESS 1
GUESS 2
GUESS 3
SUBMIT

The game can be configured to:

→ Display the audience response, <u>or</u>

→ Display the real answers to the question

Fan Feud can easily accommodate prize opportunities for players who guess the right answers



CHECK IT OUT



⬇

www.gcmvp.com/fan-feud

Leverageable, High Margin

Xcite Interactive is able to license interactive games at a significant profit margin

Xcite Interactive develops games at a one-time cost to the company

Once a game has been developed, Xcite Interactive is able to change the color, logo, and other graphical representations for minimal time and cost


1
2
3
ICE
SPALDING
Quicken Lo


Tim Hortons
ORIGINAL
DARK ROAST
LATTE
COFFEE SHUFFLE


Development
eptualize and design the games
liverables are in-house with 100% in-
ng In 2019
PLINKO

App / Product Development

Xcite Interactive's founders conceptualize and design the games

Contract coding and other technical deliverables are in-house with 100% in-house coding in 2019





Legalized Gaming Implications

In 2018, the Supreme Court ruled in favor of legalized sports gambling at state level. As many as 31 states are expected to legalize in the next 5 years Game Changer has a 4-year head start in the development of crowd related apps and has built code and IP to quickly partner with sports gambling applications. Game Changer has prototyped gaming applications and has domains registered for the 4 major US Sports





States that would likely offer sports betting

■ Within 2 years   ■ Within 5 years

R.I.
Del.
D.C.

SOURCE: Center for Gaming Research at the University of Nevada

AP



Leadership

Sean Hopkins
Chief Technology Officer



- ✓ Co-Founder of Xcite Interactive, 2014
- ✓ Developed expertise in video acquisition & post-production editing in television
- ✓ Started own business in sports entertainment industry focusing on fan engagement
- ✓ Chief Technology Officer of Xcite Interactive, integrating his production processes, creativity and knack for innovation

Bud Noffsinger
Chief Executive Officer



- ✓ 20+ years Executive Management Experience
- ✓ Early Investor and Former Audit Committee Chairman of Synergy Resources (NYSE: SRCI)
- ✓ Former NCMC County Trustee, University of Wyoming COB Advisory Board and UNC Monfort College of Business Advisory Board
- ✓ 4th Generation Owner of 98 year-old Family Business

Matt Coy
President



- ✓ 15-plus years of experience in sports presentation
- ✓ Production involvement in all major sports including football, baseball, soccer, hockey, beach volleyball and many more
- ✓ Sports coverage experience at the highest levels including 3 Summer & Winter Olympics, 5 Super Bowls and 2 FIFA World Cups

Use of Growth Capital

Assumes $5mm of Growth Capital



Historic Financial Results

Xcite Interactive Pro Forma

	2017 (Audited)	2018 (Audited)	% Increase
Game Sales			
Clients	75	108*	**44%**
Revenue / Client	$19,599	$23,812	**22%**
Revenues			
Interactive Sales	$755,695	$1,875,121	**148%**
Production Sales	$714,234	$696,554	**-2%**
TOTAL REVENUES	$1,469,929	$2,571,675	**75%**
COGS	$396,194	$1,117,136	**182%**
GROSS PROFIT	$1,073,735	$1,454,139	**35%**
EXPENSES	$1,199,631	$1,288,829	**7%**
NET OPERATING INCOME	($125,896)	$165,710	**$291,606 Increase**